Exhibit 99.1

January 5, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding an Amendment to Increase an Outstanding Credit Facility

Gazit-Globe Ltd. (the “Company”) is pleased to report that on January 4, 2016, it entered into an agreement with Bank Discount Ltd. (the “Bank”) regarding an amendment to an existing credit facility between the two parties (for details, please see Section 19.2.2 of Exhibit 99.1 to the Current Report on Form 6-K furnished to the U.S. SEC on March 26, 2015), pursuant to which the size of the credit facility was increased from $200 million to $275 million.

In addition, as part of the amendment, the ratio of the market value of the pledged shares under the facility (i.e. the shares of the fully consolidated subsidiary Citycon Oyj., whose market value is calculated according to average daily trading price) to the utilized debt under the facility will not be less than 1.25 (instead of 1.1 prior to the amendment). As of the date hereof, the credit facility has not been utilized and the aforementioned ratio is zero.

Forward Looking Statements:

This report contains forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.